UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: August 28, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
The9 Limited Reports First and Second Quarter 2009 Unaudited Financial Results
Shanghai, China — August 27, 2009. The9 Limited (NASDAQ: NCTY) (“The9”), an online game operator and developer in China, announced today its unaudited financial results for the quarters ended March 31 and June 30, 2009.
First Quarter 2009 Financial Highlights:
•	Net revenues for the first quarter of 2009 increased by 4% quarter-over-quarter and decreased by 3% year-over-year to RMB426.2 million (US$62.4 million).

•	Net loss for the first quarter of 2009 was RMB46.8 million (US$6.9 million), a 70% decrease from net loss of RMB158.3 million (US$23.2 million) in the fourth quarter of 2008, and a decrease in earnings of RMB122.4 million (US$17.9 million) compared with the net income of RMB75.6 million (US$11.1 million) in the first quarter of 2008.
Second Quarter 2009 Financial Highlights:
•	Net revenues for the second quarter of 2009 decreased by 32% quarter-over-quarter and decreased by 37% year-over-year to RMB287.9 million (US$42.2 million).

•	Net loss for the second quarter of 2009 was RMB79.2 million (US$11.6 million), a 69% increase from net loss of RMB46.8 million (US$6.9 million) in the first quarter of 2009 and a decrease in earnings of RMB178.2 million (US$26.1 million) compared with net income of RMB99.0 million (US$14.5 million) in the second quarter of 2008.
First half 2009 Business Highlights:
•	The net loss for the first half 2009 was mainly due to decrease in revenue from World of Warcraft (“WoW”), which expired on June 7, 2009, and various write-off and impairment relating to WoW made in the first half 2009.

•	Rolled out open beta test for EA SPORTS™ FIFA Online 2 (“FIFA Online 2”) on April 22, 2009 and commenced commercialization on May 20, 2009.

•	Rolled out open beta test for Atlantica on June 10, 2009 and commenced commercialization on June 17, 2009.

•	The9 Development Center (“TDC”) now has World of Fighter, Jiu Zhou Zhan Ji, Miracles: Ultimate X, Tiny Tribe, Monster of War and other MMORPGs and advanced causal games in the pipeline.

•	Licensed World of Fighter to Gamania for the operation in Hong Kong, Macau and Taiwan markets on June 24, 2009.

•	Entered into a license agreement on July 23, 2009 with USERJOY Technology Co., Ltd. (“USERJOY”) for an exclusive license to operate Kingdom Heroes 2 Online in mainland China.
Management Comments:
Commenting on the first half 2009 results, Jun Zhu, Chairman and Chief Executive Officer of The9 said, “After the cease of the WoW operation upon expiration of the license, our revenue has been significantly reduced. However, we believe we will soon recover from the challenging time and continue to leverage the tremendous growth of China’s online game market.”
Xiaowei Chen, The9’s President, commented, “During this year, we have continued to execute our diversification strategy and actively search for premium quality game titles. Meanwhile, we are making more investments into The9 Development Center to enhance our in-house game development capabilities. In addition, we made equity investments in a number of game studios in the first half of 2009 which further strengthen our proprietary game pipeline. Going forward, the Company will continue to bring the best online games to Chinese and overseas players.”
Discussion of The9’s Unaudited First and Second Quarter 2009 Results
Revenues
For the first quarter of 2009, The9 reported total net revenues of RMB426.2 million (US$62.4 million), which increased by 4% compared to RMB408.6 million (US$59.8 million) in the fourth quarter of 2008 and decreased by 3% compared to RMB439.4 million (US$64.3 million) in the first quarter of 2008. Despite the negative seasonality factors, the Company managed to deliver a quarter-over-quarter growth in the revenues through effective marketing campaigns and ground promotions.
In the first quarter of 2009, net revenues attributable to the operations of subscription-based game (refers to WoW), which included revenues from game playing time, merchandise and installation package sales, increased by 5% quarter-over-quarter and by 3% year-over-year to RMB403.1 million (US$59.0 million). Net revenues attributable to the operations of item-sales based games decreased by 11% quarter-over-quarter and by 47% year-over-year to RMB20.9 million (US$3.1 million) in the first quarter of 2009 mainly due to the lower than expected operating performance of Granado Espada which caused the decline in active paying users.
For the second quarter of 2009, The9 reported total net revenues were RMB287.9 million (US$42.2 million), which decreased by 32% compared to RMB426.2 million (US$62.4 million) in the first quarter of 2009 and by 37% compared to RMB455.1 million (US$66.6 million) in the second quarter of 2008. The decrease was primarily due to decreased revenue from World of Warcraft, which expired on June 7, 2009.
In the second quarter of 2009, net revenues attributable to the operations of subscription-based game (refers to WoW), which included revenues from game playing time, merchandise and installation package sales, decreased by 33% quarter-over-quarter and by 35% year-over-year to RMB269.8 million (US$39.5 million) in the second quarter of 2009. Net revenues attributable to the operations of item-sales based games decreased by 24% quarter-over-quarter and by 58% year-over-year to RMB15.9 million (US$2.3 million) in the second quarter of 2009. The sequential decrease in such revenues was mainly due to the lower than expected operating performance of Granado Espada.

Gross Profit
Gross profit for the first quarter of 2009 decreased by 57% quarter-over-quarter and by 65% year-over-year to RMB67.9 million (US$9.9 million). The decrease is mainly due to write-off of prepaid royalties and withholding tax related to WoW due to the non-renewal of license amounting to RMB103.2 million (US$15.1 million). Gross profit margin for the first quarter of 2009 was 16% compared to 39% of fourth quarter of 2008 and 44% of first quarter of 2008.
Gross profit for the second quarter of 2009 decreased by 5% quarter-over-quarter and by 67% year-over-year to RMB64.3 million (US$9.4 million). The sequential decrease of gross profit was mainly due to the decrease in WoW revenue by RMB133.3 million (US$19.5 million) since expiration of WoW license on June 7, 2009, which were offset partially by write-off of prepaid royalties and withholding tax related to WoW due to the non-renewal of license of RMB103.2 million (US$15.1 million) in first quarter of 2009. The year-over-year decrease of gross profit was mainly due to the decrease in WoW revenue by RMB146.5 million (US$21.4 million) and the additional accruals of RMB22.1 million (US$3.2 million) settling costs for the refund of WoW point cards resulting from the rebate program announced in the second quarter of 2009. Gross profit margin for the second quarter of 2009 was 22%, increased from 16% for the previous quarter but decreased compared to 43% for the same period of last year.
Operating Expenses
For the first quarter of 2009, operating expenses were RMB125.1 million (US$18.3 million), representing a 56% decrease from RMB281.7 million (US$41.2 million) in the previous quarter and a 33% increase from RMB94.0 million (US$13.8 million) in the same period of last year. The sequential decrease was primarily the result of impairment provision of a receivable and prepayment and advance to suppliers; and impairments on the upfront license fees for certain games made in the fourth quarter of 2008, while there was no such impairments in the first quarter. The year-over-year increase was primarily due to increased headcount in research and development and increased marketing expenses on new games in the first quarter of 2009.
For the first quarter of 2009, share-based compensation was RMB15.7 million (US$2.3 million), compared to RMB15.7 million (US$2.3 million) in the fourth quarter of 2008 and RMB12.0 million (US$1.8 million) in the first quarter of 2008.
For the second quarter of 2009, operating expenses were RMB152.5 million (US$22.3 million), representing a 22% increase from RMB125.1 million (US$18.3 million) in the previous quarter and a 52% increase from RMB100.3 million (US$14.7 million) in the same period of last year. The increase in operating expenses was primarily due to increased product development expenses due to the expansion of our research and development team and the increased in general and administrative expenses primarily due to the impairment of goodwill of RMB30.2 million (US$4.4 million) related to WoW in the second quarter.
For the second quarter of 2009, share-based compensation was RMB15.0 million (US$2.2 million), compared to RMB15.7 million (US$2.3 million) in the first quarter of 2009 and to RMB12.1 million (US$1.8 million) in the second quarter of 2008.

Interest Income
Interest income for the first quarter of 2009 was RMB9.0 million (US$1.3 million), compared to RMB14.0 million (US$2.0 million) in the fourth quarter of 2008 and RMB12.8 million (US$1.9 million) in the first quarter of 2008. The decrease of interest income was primarily due to a reduction in bank interest rate.
Interest income for the second quarter of 2009 was RMB6.9 million (US$1.0 million), compared to RMB9.0 million (US$1.3 million) in the first quarter of 2009 and RMB14.5 million (US$2.1 million) in the second quarter of 2008. The sequential decrease of interest income was primarily due to the decrease of cash balance, the year-over-year decrease of interest income was due to a reduction in bank interest rate and the decrease of cash balance.
Other (Expenses) Income, net
Other expenses for the first quarter of 2009 was RMB0.4 million (US$0.06 million), compared to other expenses of RMB1.1 million (US$0.2 million) in the fourth quarter of 2008 and other expenses of RMB24.4 million (US$3.6 million) in the first quarter of 2008. The sequential and year-over-year decrease of other expenses was primarily due to the decrease of foreign exchange loss.
Other income for the second quarter of 2009 was RMB0.1 million (US$0.01 million), compared to other expenses of RMB0.4 million (US$0.06 million) in the first quarter of 2009 and other expense of RMB4.7 million (US$0.7 million) in the second quarter of 2008. Foreign exchange gain was recognized in the second quarter compared with the foreign exchange loss recorded in the first quarter of 2009 and second quarter of 2008.
Income Tax Expense
Income tax expense for the first quarter of 2009 was RMB0.7 million (US$0.1 million), compared to income tax expense of RMB24.1 million (US$3.5 million) in the fourth quarter of 2008 and income tax expenses of RMB10.5 million (US$1.5 million) in the first quarter of 2008. The sequential decrease was primarily because in the fourth quarter of 2008, a full valuation allowance was provided for deferred tax assets, which created a significant tax charge. The year-over-year decrease was consistent to the decrease in taxable income.
There was no income tax expense for the second quarter of 2009, compared to income tax expense of RMB0.7 million (US$0.1 million) in the first quarter of 2009 and income tax expense of RMB7.0 million (US$1.0 million) in the second quarter of 2008. The decrease was consistent to the decrease in taxable income.
Non-controlling Interest
The Company adopted Statement of Financial Accounting Standards No. 160 (“FAS 160”) Noncontrolling Interests in Consolidated Financial Statements — an amendment of Staff Accounting Bulletin No. 51 beginning January 1, 2009. As a result, the presentation of the Company’s noncontrolling interest has changed in the income statement and balance sheet in accordance with FAS 160 and a portion of losses of the Company’s VIE subsidiary are allocated to non-controlling interests, even when the non-controlling interests result in a deficit balance.
Net Income (Loss)
For the first quarter of 2009, net loss was RMB46.8 million (US$6.9 million), which decrease by 70% from net loss of RMB158.3 million (US$23.2 million) in the fourth quarter of 2008 and compared with a net income of RMB75.6 million (US$11.1 million) in the first quarter of 2008.

Fully diluted loss per share and per ADS for the first quarter of 2009 was RMB1.78 (US$0.26), compared with RMB5.78 (US$0.85) in the fourth quarter of 2008 and with fully diluted earnings per share of RMB2.70 (US$0.40) in the first quarter of 2008.
For the first quarter of 2009, non-GAAP adjusted net income was RMB48.3 million (US$7.1 million) compared with non-GAAP adjusted net loss of RMB43.0 million (US$6.3 million) for the previous quarter and non-GAAP adjusted net income of RMB193.4 million (US$28.3 million) for the same period of last year. Fully diluted non-GAAP adjusted net income per share was RMB1.84 (US$0.27), compared with non-GAAP adjusted net loss per share of RMB1.57 (US$0.23) for the fourth quarter of 2008 and non-GAAP adjusted net income per share of RMB6.92 (US$1.01) in the first quarter of 2008.
For the second quarter of 2009, net loss was RMB79.2 million (US$11.6 million), which increased by 69% from net loss of RMB46.8 million (US$6.9 million) in the first quarter of 2009 and compared with net income of RMB99.0 million (US$14.5 million) in the second quarter of 2008.
Fully diluted loss per share and per ADS for the second quarter of 2009 was RMB3.15 (US$0.46), compared with fully diluted losses per share of RMB1.78 (US$0.26) in the first quarter of 2009 and with fully diluted earnings per share of RMB3.58 (US$0.52) in the second quarter of 2008.
For the second quarter of 2009, non-GAAP adjusted net income was RMB3.1 million (US$0.5 million) compared with non-GAAP net income of RMB48.3 million (US$7.1 million) for the previous quarter and RMB199.4 million (US$29.2 million) for the same period of last year. Fully diluted non-GAAP adjusted net income per share was RMB0.12 (US$0.02), compared with fully diluted non-GAAP adjusted net income of RMB1.84 (US$0.27) for the first quarter of 2009 and RMB7.20 (US$1.05) in the second quarter of 2008.
Update on Stock Repurchase Program
On September 12, 2008, The9 announced that its board of directors has authorized a buy-back of up to US$50 million of its American Depositary Shares (“ADS”). As of June 30, 2009, The9 had spent an aggregate of approximately US$32.7 million (including transaction costs of US$0.05 million) and had repurchased approximately 2.5 million of outstanding ADS. The share repurchase was funded by existing cash reserves. The share repurchase program will end on September 12, 2009.
Currency Convenience Translation
The conversion of Renminbi (RMB) into US dollars (US$) in this press release is based on the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2009, which was RMB6.8302 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.
Use of Non-GAAP Measure
To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses the non-GAAP measure of non-GAAP adjusted net income, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.

Non-GAAP adjusted net income is defined as earnings before depreciation of property, equipment and software, amortization of land use right and intangibles, share-based compensation, foreign exchange loss and income tax expenses/benefits, as applicable. The use of non-GAAP adjusted net income has certain limitations. Depreciation of property, equipment and software, amortization of land use right and intangibles and income tax expenses/benefits have been and will be incurred and are not reflected in the presentation of non-GAAP adjusted net income. Each of these items should also be considered in the overall evaluation of our results. Non-GAAP adjusted net income should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, and income tax expenses/benefits in our reconciliations to the GAAP financial measure, share-based compensation and income tax expenses/benefits in our reconciliations to the GAAP financial measure, which should be considered when evaluating our performance. Non-GAAP adjusted net income is not defined under GAAP, and our non-GAAP adjusted net income is not a measure of net income, operating income, or any operating performance measure that is calculated in accordance with GAAP. In addition, our non-GAAP adjusted net income may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate non-GAAP adjusted net income in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of GAAP to non-GAAP results” set forth at the end of this release.
Form 20-F
On July 15, 2009, The9 filed its annual report on Form 20-F for the year ended December 31, 2008 with the United States Securities and Exchange Commission (SEC). The report may be accessed in the Investor Relations section of the Company’s website at http://www.corp.the9.com. Upon request, The9 will provide a hard copy of its annual report on Form 20-F for the year ended December 31, 2008, which contains its audited consolidated financial statements, free of charge, to its shareholders. Requests should be made to The9 Limited, No. 3 Building, No. 690, Bibo Road, Pu Dong New Area, Shanghai 201203, People’s Republic of China.
Conference Call / Webcast Information
The9’s management team will host a conference call on Thursday, August 27, 2009 at 9:00 PM, U.S. Eastern Time, corresponding to Friday, August 28, 2009 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.
Investors, analysts and other interested parties will be able to access the live conference by calling +1-800-561-2693, password “19644357”. In the U.S., members of the financial community may also participate in the call by dialing toll-free number +1-617-614-3523, password “19644357”. A replay of the call will be available through August 28, 2009. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “81294260”.
The9 will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s Investor Relations website www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited 1Q & 2Q 2009 Earnings Conference Call” and follow the instructions.
About The9 Limited
The9 Limited is an online game operator and developer in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs and advanced casual games including Soul of The Ultimate Nation™, Granado Espada, EA SPORTS™ FIFA Online 2 and Atlantica in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Audition 2, Kingdom Heroes 2 Online and Field of Honor. In addition, The9 is developing various proprietary games, including World of Fighter, Jiu Zhou Zhan Ji, Miracles: Ultimate X, Tiny Tribe, Monster of War and other MMORPGs and advanced causal games.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information, please contact:
Ms. Phyllis Sai
Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/
— Tables follow —

THE9 LIMITED
CONSOLIDATED STATEMENTS OF INCOME INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter Ended
	March 31,	June 30,	December 31,	March 31,	June 30,	March 31,	June 30,
	2008	2008	2008	2009	2009	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$	US$
	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Online game services	462,198,105	479,129,879	429,643,488	447,528,110	301,491,378	65,521,963	44,140,930
Game operating support, website solutions and advertisement	232,484	154,053	118,972	185,924	247,267	27,221	36,202
Other revenues	1,321,347	985,024	1,290,119	2,091,582	2,135,763	306,226	312,694

	463,751,936	480,268,956	431,052,579	449,805,616	303,874,408	65,855,410	44,489,826

Sales Taxes	(24,326,329)	(25,206,878)	(22,492,929)	(23,605,792)	(15,946,899)	(3,456,091)	(2,334,763)

Net Revenues	439,425,607	455,062,078	408,559,650	426,199,824	287,927,509	62,399,319	42,155,063

Cost of Services	(245,435,246)	(257,877,952)	(249,170,341)	(358,312,923)	(223,644,279)	(52,460,092)	(32,743,445)

Gross Profit	193,990,361	197,184,126	159,389,309	67,886,901	64,283,230	9,939,227	9,411,618

Operating Expenses:
Product development	(12,532,470)	(15,585,433)	(24,492,343)	(26,529,747)	(31,125,521)	(3,884,183)	(4,557,044)
Sales and marketing	(22,394,306)	(26,753,116)	(29,748,961)	(35,386,080)	(37,883,112)	(5,180,826)	(5,546,413)
General and administrative	(59,061,535)	(57,992,007)	(145,305,184)	(63,164,627)	(53,257,372)	(9,247,844)	(7,797,337)
Impairment of equipment, intangible assets and goodwill	—	—	(82,149,755)	—	(30,199,751)	—	(4,421,503)

Total operating expenses:	(93,988,311)	(100,330,556)	(281,696,243)	(125,080,454)	(152,465,756)	(18,312,853)	(22,322,297)

Profit (loss) from operations	100,002,050	96,853,570	(122,306,934)	(57,193,553)	(88,182,526)	(8,373,626)	(12,910,679)
Interest income	12,825,697	14,468,786	13,972,458	9,004,747	6,905,505	1,318,372	1,011,025
Other (expenses) income , net	(24,421,243)	(4,674,611)	(1,082,325)	(363,129)	112,605	(53,165)	16,486

Income (loss) before income tax expense, impairment loss on investment and share of (loss) gain in equity investments	88,406,504	106,647,745	(109,416,801)	(48,551,935)	(81,164,416)	(7,108,419)	(11,883,168)
Income tax expense	(10,459,922)	(7,040,555)	(24,070,899)	(697,925)	—	(102,182)	—

Income (loss) before impairment loss on investment and share of (loss) gain in equity investments	77,946,582	99,607,190	(133,487,700)	(49,249,860)	(81,164,416)	(7,210,601)	(11,883,168)
Impairment loss on investment	(1,902,255)	—	(24,020,108)	—	—	—	—
Share of (loss) gain in equity investments, net of taxes	(417,283)	(578,966)	(994,469)	141,128	(589,547)	20,662	(86,315)

Net income (loss)	75,627,044	99,028,224	(158,502,277)	(49,108,732)	(81,753,963)	(7,189,939)	(11,969,483)
Less:Net loss attributable to non-controlling interests	—	—	(179,071)	(2,310,703)	(2,560,155)	(338,307)	(374,829)

Net income (loss) attributable to ordinary shareholders	75,627,044	99,028,224	(158,323,206)	(46,798,029)	(79,193,808)	(6,851,632)	(11,594,654)

Earnings (loss) attributable to The9’s ordinary shareholders per share
- Basic	2.71	3.59	(5.78)	(1.78)	(3.15)	(0.26)	(0.46)

- Diluted	2.70	3.58	(5.78)	(1.78)	(3.15)	(0.26)	(0.46)

Weighted average shares outstanding
- Basic	27,924,173	27,596,561	27,410,714	26,248,436	25,125,385	26,248,436	25,125,385

- Diluted	27,958,744	27,672,357	27,410,714	26,248,436	25,125,385	26,248,436	25,125,385

THE9 LIMITED
CONSOLIDATED BALANCE SHEETS INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$)

	As at
	December 31,	March 31,	June 30,	March 31,	June 30,
	2008	2009	2009	2009	2009
	RMB	RMB	RMB	US$	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Assets
Current Assets
Cash and cash equivalents	2,152,585,574	2,062,643,254	1,877,693,350	301,988,708	274,910,451
Short term investments	68,039,221	3,148,224	160,940	460,927	23,563
Accounts receivable	8,323,084	3,435,952	1,200,863	503,053	175,817
Due from related parties	637,708	827,003	965,942	121,080	141,422
Advances to suppliers	1,435,781	1,993,869	1,021,798	291,920	149,600
Prepayments and other current assets	68,371,912	49,404,793	60,785,995	7,233,286	8,899,592
Prepaid royalties	138,843,227	32,527,804	66,913,233	4,762,350	9,796,673
Deferred costs	55,748,737	54,602,361	1,417,809	7,994,255	207,579

Total current assets	2,493,985,244	2,208,583,260	2,010,159,930	323,355,579	294,304,697

Investments in equity investees	291,642,529	291,783,655	291,196,187	42,719,636	42,633,625
Available-for-sale investments	29,218,400	29,218,400	36,106,588	4,277,825	5,286,315
Property, equipment and software	200,034,094	146,970,674	107,526,515	21,517,770	15,742,806
Goodwill	30,199,751	30,199,751	—	4,421,503	—
Intangible assets	136,129,801	116,612,590	112,065,321	17,073,086	16,407,326
Land use right	81,798,755	81,318,527	80,838,300	11,905,731	11,835,422
Prepayment for equipment	—	—	—	—	—
Long-term deposits	—	795,547	867,561	116,475	127,018

Total Assets	3,263,008,574	2,905,482,404	2,638,760,402	425,387,605	386,337,209

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	29,758,563	34,091,957	70,422,915	4,991,356	10,310,520
Due to related parties	—	—	—	—	—
Income tax payable	56,680	47,913	—	7,015	—
Other taxes payable	99,416,815	118,744,050	11,014,751	17,385,150	1,612,654
Advances from customers	143,464,990	91,697,134	15,402,559	13,425,249	2,255,067
Deferred revenue	201,645,952	204,436,614	8,053,638	29,931,278	1,179,122
Liability for refund of prepaid WOW game cards	—	37,851,083	199,377,145	5,541,724	29,190,528
Other payables and accruals	69,423,536	54,208,941	70,640,081	7,936,655	10,342,315

Total current liabilities	543,766,536	541,077,692	374,911,089	79,218,427	54,890,206

Shareholders’ Equity
Common shares (US$0.01 par value; 26,817,688 shares issued and outstanding as of December 31, 2008, 25,450,075 shares issued and outstanding as of March 31, 2009, 25,092,578 shares issued and outstanding as of June 30, 2009)	2,190,645	2,078,930	2,049,727	304,373	300,098
Additional paid-in capital	2,128,607,581	2,042,480,439	2,030,588,858	299,036,696	297,295,666
Statutory reserves	24,836,354	28,071,982	28,071,982	4,109,980	4,109,980
Accumulated other comprehensive income	13,643,131	13,643,131	13,643,131	1,997,472	1,997,472
Retained earnings	549,964,327	277,082,976	190,795,885	40,567,330	27,934,158

Total The9 shareholders’ equity	2,719,242,038	2,363,357,458	2,265,149,583	346,015,851	331,637,374
Non-controlling interests	—	1,047,254	(1,300,270)	153,327	(190,371)

Total shareholders’ equity	2,719,242,038	2,364,404,712	2,263,849,313	346,169,178	331,447,003

Total liabilities and shareholders’ equity	3,263,008,574	2,905,482,404	2,638,760,402	425,387,605	386,337,209

THE9 LIMITED
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter Ended
	March 31,	June 30,	December 31,	March 31,	June 30,	March 31,	June 30,
	2008	2008	2008	2009	2009	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income (loss)	75,627,044	99,028,224	(158,323,206)	(46,798,029)	(79,193,808)	(6,851,634)	(11,594,654)
Depreciation of property, equipment	46,900,577	51,806,135	55,899,329	54,278,555	48,379,270	7,946,847	7,083,141
Amortization of land use right and intangible assets	24,028,174	24,028,173	18,523,209	24,050,296	19,046,925	3,521,170	2,788,634
Share based compensation	12,008,420	12,114,203	15,706,653	15,668,139	15,016,684	2,293,950	2,198,572
Foreign exchange loss (gain)	24,389,433	5,351,834	1,105,887	388,210	(114,679)	56,837	(16,790)
Income tax expense	10,459,922	7,040,555	24,070,899	697,925	—	102,182	—

Non-GAAP net income (loss)	193,413,570	199,369,124	(43,017,229)	48,285,096	3,134,392	7,069,352	458,903

GAAP earnings (loss) per share
- Basic	2.71	3.59	(5.78)	(1.78)	(3.15)	(0.26)	(0.46)

- Diluted	2.70	3.58	(5.78)	(1.78)	(3.15)	(0.26)	(0.46)

Non-GAAP net income (loss) per share
- Basic	6.93	7.22	(1.57)	1.84	0.12	0.27	0.02

- Diluted	6.92	7.20	(1.57)	1.84	0.12	0.27	0.02

Weighted average shares outstanding
- Basic	27,924,173	27,596,561	27,410,714	26,248,436	25,125,385	26,248,436	25,125,385

- Diluted	27,958,744	27,672,357	27,410,714	26,248,436	25,125,385	26,248,436	25,125,385